

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via U.S. Mail</u>
Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 East First Street
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Pre-effective Amendment 7 to Registration Statement on Form S-1**
> **Filed September 13, 2011**
> **File No. 333-166976**

Dear Mr. Sprovieri:

We reviewed the filing and have the comments below.

<u>General</u>

1. We note your response to prior comment one from our letter dated August 31, 2011 and your disclosure in the first paragraph of page 15 regarding the proposed transaction with Auscrete. Please address the following items:

   - Provide us your analysis of how you determined that the acquisition of the assets, intellectual property, including the manufacturing process and the current and proposed supply and construction contracts, does not constitute a business as provided in FASB ASC 805. Your analysis should refer to the criteria found in FASB ASC 805-10-55-4 through 55-9.

   - We note that you determined that the fair value of the equipment you propose to acquire for $489,000 was based on the price you would be willing to pay a third party in a similar transaction. It is unclear to us how this would be representative of the fair value of the equipment. In this regard, please tell us what consideration you have given to the price that an unrelated third party would be willing to pay for the equipment from Auscrete of Oregon. Please discuss when the equipment was purchased and how you have considered the impact of depreciation between the initial purchase date to the present period. In addition, please tell us and disclose whether the equipment has been used and has generated any revenue to date. Also, please tell us and disclose the current carrying value of such equipment.

- • In your response you stated that the value of the intellectual property was comprised of the costs of development. Please tell us whether these costs were expensed in the financial statements of Auscrete of Oregon as provided in FASB ASC 730-10-25. In addition, please tell us and disclose why you believe costs of development should be included in the fair value of the assets. It is unclear to us why you believe general and administrative costs add to the fair value of an asset.

- • Please tell us what consideration you have given to whether the transaction is a combination of entities under common control or a transfer of assets between entities under common control given that both parties to proposed transaction are controlled by Mr. Sprovieri. In this regard, please also tell us your consideration of the guidance provided in FASB ASC 805-50-30-5.

- • Given that the assets are controlled by Mr. Sprovieri, who is your shareholder, please revise to disclose and discuss why you are raising funds to purchase these assets since the assets could be transferred from Auscrete of Oregon to you with no consideration given.

Fee Table

2. We note your response to prior comment 2. Since you are relying on Rule 457(a), please include the number of shares of common stock that you are registering in the fee table.

Proposed Acquisition, page 3

3. We note your response to prior comment 6 in which you state not only that the consummation of the sale is contingent upon completion of the minimum offering of $750,000, but also that the condition must be satisfied within 180 days. We were not able to locate the 180 day requirement in the sale of assets agreement that you have filed as exhibit 10.10 to the registration statement. Please clarify. Further, if you must raise the minimum offering amount within 180 days or return the funds to investors, please add disclosure of this to the cover page (in addition to the legal requirements for returning funds that you have already included), and clarify when the 180 days begins. For example, does it begin at effectiveness or on the date of the sale of assets agreement?

Risk Factors, page 5

4. You represent in response to prior comment 6 that the risk factor disclosure has been modified by adding discussion of the possibility that the sale will not occur if the condition of satisfactory completion of the minimum offering of $750,000 is not met. We are unable to locate the revised risk factor disclosure. Please revise or advise.

Exhibit 23.1

5. We note that the consent from your auditors references an audit report dated August
    12, 2011. However, the audit report on page F-1 is dated April 27, 2011. In this
    regard, please revise your registration statement to provide a corrected consent from
    your auditors.

Closing

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes the information that the
Securities Act of 1933 and all applicable Securities Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosures,
they are responsible for the adequacy and accuracy of the disclosures that they have
made.

       Notwithstanding our comments, if you request acceleration of the effective date of
the pending registration statement, please provide a written statement from the company
acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated
  authority, declare the filing effective, it does not foreclose the Commission
  from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company
  from its full responsibility for the adequacy and accuracy of the disclosure
  in the filing.

- The company may not assert staff comments and the declaration of
  effectiveness as a defense in any proceeding initiated by the Commission
  or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment before the requested effective date of the registration statement.

       You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia
A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments
on the financial statements and related matters. You may contact Edward M. Kelly,

Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
Luc Nguyen, Esq.
1192 Draper Parkway, #244
Draper, UT 84020